Filed by Nuveen Real Asset Income and Growth Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company:

Diversified Real Asset Income Fund

Commission File No. 811-22936

FOR IMMEDIATE RELEASE ATTENTION: BUSINESS/FINANCIAL EDITORS MEDIA CONTACT: KATHLEEN CARDOZA 312-917-7813 KATHLEEN.CARDOZA@NUVEEN.COM

Nuveen Fund Boards Approve Closed-End Fund Reorganization

CHICAGO, March 14, 2017 – The Boards of Trustees of Nuveen Real Asset Income and Growth Fund (NYSE: JRI) and Diversified Real Asset Income Fund (NYSE: DRA) have approved the reorganization of DRA into JRI. The reorganization is subject to customary conditions, including approval by the shareholders of each fund at the respective fund’s annual shareholder meeting. Annual shareholder meetings for both funds are scheduled to take place on May 31, 2017. By combining two funds with substantially identical portfolios, the proposed reorganization is intended to benefit shareholders of each fund through fee and expense savings as well as enhanced secondary market visibility and liquidity from the combined fund’s greater outstanding shares, which over time is anticipated to promote increased investor interest and narrower trading discounts relative to net asset value. JRI will be the surviving fund in the reorganization.

More information on the proposed reorganization will be contained in proxy materials expected to be filed in the next several days. The proposed fund reorganization is as follows:

Acquired Fund	Symbol	Acquiring Fund	Symbol
Diversified Real Asset Income Fund	DRA	Nuveen Real Asset Income and Growth Fund	JRI

About Nuveen

Nuveen offers a comprehensive range of outcome-focused investment solutions designed to secure the long-term financial goals of institutional and individual investors. As the investment management arm of TIAA, Nuveen has $882 billion in assets under management as of 12/31/16 and operations in 16 countries. Its affiliates offer deep expertise across a comprehensive range of traditional and alternative investments through a wide array of vehicles and customized strategies. For more information, please visit www.nuveen.com.

Securities offered through Nuveen Securities, LLC, Member FINRA and SIPC.

FORWARD LOOKING STATEMENTS

Certain statements made in this press release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

•	market developments;

•	legal and regulatory developments; and

•	other additional risks and uncertainties.

Nuveen and the closed-end funds managed by Nuveen and its affiliates undertake no responsibility to update publicly or revise any forward-looking statements.

The Annual and Semi-Annual Reports and other regulatory filings of the Nuveen closed-end funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC’s web site at http://www.sec.gov and on Nuveen`s web site at https://www.nuveen.com/cef and may discuss the above-mentioned or other factors that affect the Nuveen closed-end funds. The information contained on our web site is not a part of this press release.

There can be no assurance than any fund will achieve its investment objective. Investments in the funds involve operating expenses and fees. The net asset value of the funds will fluctuate with the value of the underlying securities. It is important to note that closed-end funds trade on their market value, not net asset value, and closed-end funds often trade at a discount to their net asset value.

IMPORTANT INFORMATION

This press release does not constitute an offer to purchase or sell securities, nor does this press release solicit a proxy from any shareholder of the funds. In connection with the proposed reorganization, JRI expects to file a Registration Statement on Form N-14 containing a Joint Proxy Statement/Prospectus with the Securities and Exchange Commission (“SEC”) in the coming weeks. Shareholders are urged to read the Joint Proxy Statement/Prospectus and other relevant documents when they become available because they will contain important information about the proposed reorganization. Shareholders may obtain copies of the Joint Proxy Statement/Prospectus and the funds’ other regulatory filings for free at the SEC’s web site at http://www.sec.gov and on Nuveen`s web site at https://www.nuveen.com/cef.

The funds, Nuveen Fund Advisors and certain of their respective directors/trustees, officers and affiliates may be deemed under the rules of the SEC to be participants in the solicitation of proxies from shareholders in connection with the proposed reorganization discussed herein. Information about the trustees and officers of the funds may be found in their respective Annual Reports and annual proxy statements previously filed with the SEC.

###

23698-INV-O-03/19

Filed by Nuveen Real Asset Income and Growth Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company:

Diversified Real Asset Income Fund

Commission File No. 811-22936

Nuveen Real Asset Income and Growth Fund (JRI)

Diversified Real Asset Income Fund (DRA)

Proposed Reorganization Q&A

March 14, 2017

The Boards of Trustees of Nuveen Real Asset Income and Growth Fund (JRI) and Diversified Real Asset Income Fund (DRA) today announced the proposed reorganization (merger) of DRA into JRI. The following Q&A is intended to provide additional shareholder information regarding the proposal.

Q:	What are the expected benefits of the proposed merger?

A:	By combining two funds with substantially identical portfolios (other than DRA’s holdings of approximately $18 million of whole loans and unsecured, mortgage-related interests, which amounts to just under 4% of its investment exposure), the proposed reorganization is intended to provide shareholders of each fund with the following potential benefits:

1.	Lower fund fees and expenses (excluding the costs of leverage) over time as fixed costs are spread over a larger asset base.

2.	Enhanced secondary market visibility and liquidity from the combined fund’s greater outstanding shares. A larger fund is anticipated to promote increased investor interest and narrower trading discounts relative to net asset value over time.

3.	Lower trading costs through reduced bid/ask spreads due to a larger common share float.

4.	Increased portfolio management flexibility and fund flexibility in managing the structure and cost of its leverage over time.

Q:	Will my distributions be affected?

A:	The combined fund will retain JRI’s existing distribution policy[1]. It is anticipated that common share distribution amounts immediately following the merger will be at least equal to pre-merger levels for each fund on a common share equivalent basis.

Q:	Will the proposed merger be a taxable event to shareholders?

A:	No. The merger is intended to qualify as a tax-free “reorganization” for federal income tax purposes.

Q:	When will the proposed merger take place?

A:	The merger is subject to approval by the shareholders of each fund. Both funds will hold their annual shareholder meeting on May 31, 2017. Subject to market conditions, the merger is expected to be completed shortly after receipt of shareholder approval.

Q:	Do shareholders need to take any action at this time?

A:	No. Shareholders will receive proxy materials in the coming weeks that will provide additional information regarding the proposed merger. To reduce expense, and minimize phone calls to shareholders from the proxy solicitor, please vote as soon as possible. If you are a financial advisor, please encourage your clients to vote as soon as possible.

1 Both DRA and JRI employ a cash-flow based distribution policy: Historical distribution sources have included net investment income, realized gains and return of capital. If a distribution includes anything other than net investment income, the fund provides a notice of the best estimate of its distribution sources at that time which may be viewed at www.nuveen.com/CEFdistributions. These estimates may not match the final tax characterization (for the full year’s distributions) contained in shareholders’ 1099-DIV forms after the end of the year. You should not draw any conclusions about a fund’s past or future investment performance from its current distribution rate.

FORWARD LOOKING STATEMENTS

Certain statements made in this release are forward-looking statements. Actual future results or occurrences may differ significantly from those anticipated in any forward-looking statements due to numerous factors. These include, but are not limited to:

o market developments;

o legal and regulatory developments; and

o other additional risks and uncertainties.

Nuveen and the closed-end funds managed by Nuveen undertake no responsibility to update publicly or revise any forward-looking statements.

The Annual and Semi-Annual Reports and other regulatory filings of the Nuveen closed-end funds with the Securities and Exchange Commission (“SEC”) are accessible for free on the SEC’s web site at www.sec.gov and on Nuveen`s web site at www.nuveen.com/cef and may discuss the above-mentioned or other factors that affect the Nuveen closed-end funds. The information contained on our web site is not a part of this release.

There can be no assurance than any fund will achieve its investment objective. Investments in the funds involve operating expenses and fees. The net asset value of the funds will fluctuate with the value of the underlying securities. It is important to note that closed-end funds trade on their market value, not net asset value, and closed-end funds often trade at a discount to their net asset value.

This material is not intended to be a recommendation or investment advice, does not constitute a solicitation to buy or sell securities, and is not provided in a fiduciary capacity. Shareholders and their financial advisors are urged to read the joint proxy statement/prospectus carefully when it is filed with the SEC, to find important information regarding the proposals. The information provided does not take into account the specific objectives or circumstances of any particular investor, or suggest any specific course of action. Investment decisions should be made based on an

2

investor’s objectives and circumstances and in consultation with his or her advisors. All investments carry a certain degree of risk and there is no assurance that an investment will provide positive performance over any period of time. Past performance is no guarantee of future results.

Securities offered through Nuveen Securities, LLC, Member FINRA and SIPC.

CMAX code

3